CODE OF ETHICS

                             THE O'HIGGINS FUND

Pursuant to the requirements of proposed Rule 17j-1 (under the Investment Com-pany Act of 1940) and in order to protect against certain unlawful acts, practi-ces and courses of business by certain individuals or entities related to The O'Higgins Fund, (the "Fund"), the Fund hereby adopts the following Code of Ethics and procedures for implementing the provisions of the Code:


1. As used in this Code of Ethics:
   a) "Access Person" means a Director, Officer or Advisory Person (as defined in b below) of the Fund;
   b) "Advisory Person" means any employee of the Fund who, in connection with his regular functions or duties, makes, participates in, obtains informa-tion regarding purchase or sale of a security by the Fund or whose func-tions or duties relate to the making of such recomendations, and any na-tural person in a control relationship to the Fund who obtained informa-tion concerning recommendations made to the Fund with regard to the pur-chase or sale of any Security;
   c) "Affiliated Person" has the meaning set forth in Section 2 (a) (3) of the Investment Company Act of 1940;
   d) "Purchase or Sale of a Security" includes the writing of an option to pur-chase or sell a Security;
   e) "Security" has the meaning set forth in Section 3 (a) (10) of the Securi-ties Act of 1940 as amended;
   f) "Portfolio Security" means any Security that is being or during the past 30 days has been purchased or sold by the Fund or considered by the Fund for purchase or sale by the Fund;
   g) "Person" means a natural person, partnership, corporation, trust, estate, joint venture, business trust, association, cooperative, government (or any subdivision, branch or agency thereof), governmental entity, founda-tion, or other entity.


2. No Director, Oficer, Employee or other Affiliated Person or Access Person ("Covered Person") or any "Member of the Immediate Family" (as defined in Section 2 (a) (19) of the Investment Company Act of 1940) of any Covered Per-son, shall purchase or sell any Security that is a Portfolio Security, any Security convertible into a Portfolio Security or an option to purchase be-fore or sell before such Security, or any Security into which a Portfolio Se-curity is convertible or with respect to which a Portfolio Security gives its owner an option to purchase or sell such Security.


3. A) On the 3rd Tuesday of each even month, the Fund shall provide each Covered Person with copies of
   a) All securities held as of the end of the previous briefing ("Held Securi-ties");
   b) All Portfolio Securities

   B) On the same day, each Covered Person shall provide the Fund with a list of the names and amounts of all Securities owned by the Fund and also held by such person and/or members of his immediate family as of the end of the pre-vious 3rd Tuesday of even months.

4. No Covered Person shall disclose, divulge or communicate to any person (other than another Covered Person) directly or indirectly, any "inside" information regarding the Fund and relating to Held Securities, Portfolio Securities or any completed or proposed transactions involving Held Securities and/or Port-folio Securities.

5. The Fund shall require that its Investment Adviser and Principal Broker adopt Codes of Ethics substantially identical to this Code with respect to the Fund's Portfolio Securities